Exhibit 99.1

Date: August 5, 2008
Media Contact:
Michael Kinney
732-938-1031
mkinney@njresources.com
Investor Contact:
Dennis Puma
732-938-1229
dpuma@njresources.com

NEW JERSEY NATURAL GAS REACHES AGREEMENT
WITH RATE COUNSEL ON BASE RATE CASE PROCEEDING

WALL, N.J. – New Jersey Natural Gas (NJNG) today announced that it has reached an agreement with the New Jersey Department of the Public Advocate, Division of Rate Counsel (Rate Counsel) on the principal financial terms of its base rate case, originally filed in November 2007. The agreement has been submitted to the presiding Administrative Law Judge for her review. Her recommendation will go before the Commissioners of New Jersey Board of Public Utilities (BPU) for their final decision.

Under the agreement, NJNG would increase its total annual revenue by $32.5 million, effective October 1, 2008. The agreement includes a return on equity of 10.3 percent, with a 51.2 percent common equity ratio. It reflects a rate base of $943.3 million for NJNG and an overall rate of return of 7.76 percent. Additionally, the agreement calls for an expansion of the currently approved Basic Gas Supply Service (BGSS) incentive programs, which would continue through October 31, 2011. The utility would reduce the overall depreciation rate from the previously approved 3 percent to 2.34 percent. It also agreed to include $1.4 million annually in its base rate for operation and maintenance expenses associated with pipeline integrity management and provide for a deferred reconciliation of the actual costs incurred. (For more details of the rate case agreement, please see the attached fact sheet.)

“We believe a reasonable agreement has been reached and look forward to working with our regulators on the finalization of the rate case,” said Laurence M. Downes, chairman and CEO of NJR. “We are confident that the ultimate outcome will serve the best interests of our customers and company.”

As part of the agreement, NJNG would also begin installing automated meter reading equipment in a portion of its service territory and would transition to monthly meter reads for all customers in an effort to provide better service and more accurate information.

This was the first base rate case filed by NJNG since April 1993. Over that time, NJNG has invested more than $650 million for system improvements and expansion as well as compliance with new federal pipeline regulations. In addition to absorbing cost increases associated with inflation, the company has added over 1,500 miles of new main, installed more than 132,000 new services and added approximately 157,000 new customers during that time period. NJNG originally sought an increase of $58.4 million.

Base rates are the portion of the customers’ bill designed to recover NJNG’s delivery costs, including operating and maintenance expenses, and provide the opportunity to earn a profit. Typically, natural gas bills consist of two main parts: the delivery charge, which is the cost of delivering the natural gas and maintaining the distribution system, and the BGSS, or the portion of the bill that goes toward purchasing the commodity and moving it through the interstate system. Utilities do not make a profit on the sale of natural gas, the cost of which is passed through to customers. While the impact of this settlement upon the various classes of customers will not be determined until later, it is expected that, if adopted, the average residential customer using 100 therms a month could see an overall increase between 4 and 4.5 percent. This adjustment would help NJNG recover the costs of constructing, operating and maintaining its infrastructure and enable the utility to continue to provide customers with safe, reliable service.

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NEW JERSEY NATURAL GAS REACHES AGREEMENT
WITH RATE COUNSEL ON BASE RATE CASE PROCEEDINGS

“As energy costs continue to go up, we are acutely aware of the impact on our customers, especially in these difficult economic times,” said Downes. “While we continue to do everything we can to minimize the impact of higher prices, we also encourage customers to save through conservation and to take advantage of the many resources available to help them meet their energy needs.”

New Jersey Natural Gas (NJNG) is the principal subsidiary of New Jersey Resources (NYSE: NJR), a Fortune 1000 company. NJNG serves more than 483,000 customers in New Jersey’s Monmouth, Ocean, Middlesex and Morris counties. This service area’s demographics and quality of life contribute greatly to NJNG’s growth. NJNG’s progress is a tribute to the dedicated employees who have shared their expertise and focus on quality through more than 50 years of serving customers and the community to make the company a leader in the competitive energy marketplace. For more information, visit NJNG’s Web site at www.njliving.com.

Forward-Looking Statements

This news release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. NJR cautions readers that the assumptions forming the basis for forward-looking statements include many factors that are beyond NJR’s ability to control or estimate precisely, such as estimates of future market conditions and the behavior of other market participants. Other factors that could cause actual result to differ materially from the company’s expectations include, but are not limited to, the company’s ability to obtain governmental approvals, the impact of regulation (including the regulation of rates), the regulatory and pricing policies of federal and state regulatory agencies and changes due to legislation at the federal and state level. More detailed information about these factors is set forth in NJR’s filings with the Securities and Exchange Commission (SEC), available at www.sec.gov. NJR does not, by including this paragraph, assume any obligation to review or revise any particular forward-looking statement referenced herein in light of future events.

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NEW JERSEY NATURAL GAS REACHES AGREEMENT
WITH RATE COUNSEL ON BASE RATE CASE PROCEEDINGS

NEW JERSEY NATURAL GAS
BASE RATE CASE AGREEMENT FACT SHEET

On July 30, 2008, New Jersey Natural Gas (NJNG) and the New Jersey Department of the Public Advocate, Division of Rate Counsel (Rate Counsel) executed an agreement to resolve the principal financial terms of NJNG’s base rate case filing, which was originally made November 20, 2007. The agreement has been submitted to the presiding Administrative Law Judge for her review. Her recommendation will go before the Commissioners of New Jersey Board of Public Utilities (BPU) for their final decision. Agreements have been reached in the following areas:

▪	An annual revenue increase of $32.5 million supported by the following:

(dollars in thousands)
Rate base	$943,346
Overall rate of return	7.76%
Income requirement	$73,204
Pro-forma income	$54,180
Additional income requirement	$19,024
Revenue factor	1.7084
Revenue requirement	$32,500

▪	The agreed-upon rate of return of 7.76 percent includes a return on equity of 10.3 percent as follows:

	Amount (dollars in thousands)	Ratios	Cost Rate	Weighted Cost Rate
Long-term debt	$411, 344	41.6%	5.44%	2.27%
Short-term debt	66,000	6.7%	2.90%	0.19%
Customer deposits	4,447	0.5%	4.79%	0.02%
Common equity	506,322	51.2%	10.30%	5.28%
Total	$988,113	100.0%		7.76%

▪
The rate increase is expected to be effective on or about October 1, 2008, coincident with any BPU-approved rate change resulting from the Company’s annual filing to modify its gas supply tariff, Basic Gas Supply Service.

▪	Depreciation Reduction
-	Overall composite depreciation rate of 2.34 percent reduced from 3 percent
-	Annual amortization of $1.649 million associated with NJNG’s non-legal asset retirement obligation
▪
Effective with this base rate change, the Conservation Incentive Program (CIP) baseline would be reset to the test year usage level, which is lower than its original value. Beginning with the effective date of the rate increase agreed to in this agreement, the CIP would compare actual customer usage to the new lower baseline value. The revenue increase is inclusive of approximately $13 million of test year CIP accrual based on the original CIP baseline value.

▪
Pipeline Integrity Management expenditures of $1.4 million are included in base rates. NJNG would be authorized to defer additional expenditures up to $700,000 annually, to be reflected in future rate determinations but no later than NJNG’s next base rate proceeding. Expenditures less than the $1.4 million level would be returned to customers.

▪	Automatic Meter Reading (AMR) installation in NJNG’s Monmouth County service territory is approved.

▪	BGSS Incentive Mechanisms
-	The Ocean Peaking Power incentive mechanism would terminate upon approval of new base rates
-	The remaining BGSS incentive mechanisms would remain in effect through October 31, 2011
-	The Financial Risk Management cost limitations would move to $6.4 million from the currently approved $3.2 million
-	The Storage Incentive volume would increase from 18 billion cubic feet (bcf) to 20 bcf
-	NJNG agrees to conduct a review of gas procurement and capacity options for submission to the BPU and Rate Counsel no later than March 1, 2009.

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NEW JERSEY NATURAL GAS REACHES AGREEMENT
WITH RATE COUNSEL ON BASE RATE CASE PROCEEDINGS

▪	NJNG has charged the following amounts to income in fiscal 2008:
-	$1.1 million associated with deferred lost revenues previously reserved by NJNG
-	$900,000 related to the deferred Corporate Business Tax (CBT) surcharge enacted in 2006
-	$744,000, in aggregate, related to the accrual of Allowance for Funds Used During Construction (AFUDC) through June 30, 2008.

▪	NJNG would submit to the BPU and Rate Counsel quarterly reports to include the following performance measures:
-	Percentage of calls answered within 30 seconds, abandoned calls and the percentage of calls blocked
-	Percentage of meters read each cycle and the number of re-bills per 1,000 customers
-	Percentage of leak or odor reports responded to within 60 minutes and the percentage of service appointments met
-	The number of escalated complaints to the BPU per 1,000 customers

Rate design and tariff issues are being addressed during final negotiations.